[Atlas Growth Partners, L.P. Letterhead]

March 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
Karina V. Dorin, Staff Attorney
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
John Hodgin, Petroleum Engineer

Re:	Atlas Growth Partners, L.P.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 16, 2016
File No. 333-207537

Ladies and Gentlemen:

This letter sets forth the responses of Atlas Growth Partners, L.P., a Delaware limited partnership (the “Partnership,” “AGP,” “we,” “us” or “our”), to the verbal comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), relating to the Partnership’s Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-207537) (“Amendment No. 4”), which was filed with the Commission on February 16, 2016. Concurrently with the submission of this letter on March 9, 2016, we are filing, through EDGAR, Amendment No. 5 to the Form S-1 (“Amendment No. 5”). We are also mailing five courtesy copies of the Amendment No. 5 marked to reflect all changes made since the filing of Amendment No. 4 for your review.

In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response thereto. All references to page numbers and captions correspond to Amendment No. 5 unless otherwise specified.

Verbal Comments

On February 17, 2016 and February 24, 2016, in telephone conversations with the Staff, the Staff requested clarifying changes to Amendment No. 4 and identified minor issues with Exhibit 5.1. The Staff also asked what consideration, if any, was given to whether we needed additional disclosure about the risks of the Partnership’s being able to obtain a borrowing base in connection with using the credit facility to pay distributions during the forecast period.

U.S. Securities and Exchange Commission

March 9, 2016

Response:

We acknowledge the Staff’s comments and have modified Amendment No. 5 accordingly. Please see our clarifying changes on page 64, and our additional disclosure pertaining to the risks of our being able to obtain a borrowing base in connection with using the credit facility to pay distributions on pages 29, 74 and 75. Finally, please see the revised Exhibit 5.1.

Please direct any questions or comments you have regarding our responses or Amendment No. 5 to undersigned by phone at (267) 256-5902, Gislar R. Donnenberg of Paul Hastings LLP at (713) 860-7306 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.

Thank you for your assistance.

Very truly yours,

/s/ Jeff Slotterback
Jeff Slotterback,
Chief Financial Officer
Atlas Growth Partners, L.P.

cc:	Edward E. Cohen, Chief Executive Officer, Atlas Growth Partners, L.P.
Lisa Washington, Chief Legal Officer and Secretary, Atlas Growth Partners, L.P.
Matthew Finkbeiner, Chief Accounting Officer, Atlas Growth Partners, L.P.
Kevin Schaffner, Audit-Partner, Grant Thornton LLP
Gislar R. Donnenberg, Partner, Paul Hastings LLP
Douglas V. Getten, Partner, Paul Hastings LLP
Wallace Kunzman, Kunzman & Bollinger, Inc.